Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

August 22, 2011

Item 3.	News Release

The Company’s news release dated August 22, 2011, was disseminated by Marketwire, Incorporated on August 22, 2011.

Item 4.	Summary of Material Change

The Company announced that leading corporate governance analysis and proxy voting firms have recommended that Shareholders vote FOR the issuance of shares in connection with the acquisition of Iberian Resources Corp.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated August 22, 2011

PETAQUILLA MINERALS LTD.
Per:	/s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces that Leading Corporate Governance Analysis and Proxy Voting Firms Recommend that Shareholders Vote FOR the Issuance of Shares in Connection with the Acquisition of Iberian Resources Corp.

Vancouver, BC – August 22, 2011: Petaquilla Minerals Ltd. (“Petaquilla”) is pleased to announce that Institutional Shareholder Services (“ISS”) and Glass Lewis & Co., LLC (“GL”) have recommended that shareholders of Petaquilla vote FOR the issuance of shares in connection with the acquisition of Iberian Resources Corp. (“Iberian”) (the “Authorizing Resolution”) at the upcoming special meeting to be held at the Fairmont Waterfront Hotel, Nootka Room, 900 Canada Place Way, Vancouver, B.C., Canada, on August 31, 2011, at 10:00 a.m. (Vancouver time).

ISS and GL are leading independent international corporate governance analysis and proxy voting firms. Their recommendations assist shareholders to make decisions regarding proxy voting. In their analysis GL said:

“The acquisition will generate asset and geographic diversification benefits for shareholders through the potential of multiple cash flow streams from future production in two separate regions of the world. In addition, the agreement appears to be fair financially in light of the advisor’s derived valuation of Iberian’s Lomero-Poyatos project.”*

ISS noted that, “The overall dilution proposed is fairly reasonable. Shareholders should benefit by way of the geographical and geopolitical risk diversification.”*

“We are pleased that both ISS and GL are recommending that shareholders vote for the Authorizing Resolution. The boards of both companies support Petaquilla’s acquisition of Iberian and the shareholders of Iberian have unanimously approved the amalgamation,” said Joao Manuel, Chief Executive Officer of Petaquilla. “We look forward to furthering our strategic plan and diversifying the geographic and development risk for shareholders.”

Shareholders are reminded to vote their proxy FOR the aquisition before the proxy deadline of Monday, August 29, 2011, at 10:00 a.m (Vancouver Time).

For further information or assistance in voting your shares or to request additional copies of the Meeting Materials, shareholders should contact Kingsdale Shareholder Services Inc. at 1-866-581-0510 or email contactus@kingsdaleshareholder.com.

*Permission to quote from the ISS and GL reports was neither sought nor obtained.

About Petaquilla Minerals Ltd. Petaquilla is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of Petaquilla’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding the proposed acquisition and future plans of Petaquilla, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements including that the proposed acquisition may not be completed for any reason. Such forward-looking statements are based on numerous assumptions regarding successful completion of the proposed acquisition, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.